Via Facsimile and U.S. Mail
Mail Stop 4720

August 21, 2009

Ms. Joan H. Dillard
SVP & Chief Financial Officer
Allied World Assurance Company Holdings, Ltd.
27 Richmond Road
Pembroke HM 08, Bermuda

Re: Allied World Assurance Company Holdings, Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2008
File No. 1-32938

Dear Ms. Dillard:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or interim filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Notes to Consolidated Financial Statements
2. Significant Accounting Policies
k) Goodwill and Intangible Assets, page F-12

1.   You disclose that you evaluate indefinite lived intangible assets and goodwill for impairment annually or more frequently if circumstances warrant. You limit your policy discussion of impairment to the evaluation and comparison of the fair value of these assets to their carrying values. You also disclose that since you acquired

Darwin after your annual impairment testing and due to recent market turmoil you performed an additional analysis and determined that no "re-valuation" of Darwin goodwill was necessary at the end of the year. Given that your market capitalization appears to be less than your book value, please address the following comments:

a. Please revise your policy disclosure to specify how you allocate goodwill to reporting units.

b. Please revise your policy disclosure to indicate how you would measure an impairment if the carrying value of a reporting unit exceeds its fair value.

c. Please explain to us what you mean by the "re-valuation" of Darwin's goodwill at year-end. Please clarify whether you are referring to adjustments that can be recorded during the allocation period under paragraphs 40 and 41 of SFAS 141 or whether you are referring to a goodwill impairment analysis under paragraph 28 of SFAS 142. To the extent that you are referring to the allocation period under SFAS 141, please explain to us how the market turmoil after the acquisition of Darwin relates to a preacquistion contingency. In any regard, please reference for us the authoritative literature you relied upon to support your accounting.

d. To the extent your impairment tests indicate that impairment is avoided by narrow margins, please disclose this fact, the major assumptions used in your analysis and the impact of reasonably likely changes in your major assumptions.

5. Fair Value of Financial Instruments, page F-23

2. You disclose that you use pricing services and broker/dealer quotes to estimate fair value. To the extent third parties are used to assist in the determination of fair value, please revise your disclosure to address the following:

- The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements; and

- Whether the broker quotes are binding or non-binding.

3. You disclose that you have investments in hedge funds which are invested in a range of diversified strategies. Please enhance your disclosures with respect to your hedge fund investments as follows:

- Disclose the amounts allocated to each respective investment strategy;
- Provide a more robust description of each investment strategy;
- Quantify the risks undertaken in the investment strategies that include low levels of leverage and hedging that potentially introduce more volatility and risk;

For 10-Q for the quarter ended June 30, 2009

<u>Notes to Unaudited Financial Statements</u>
<u>4. Investments</u>
<u>(g) Other-than-temporary impairment charges, page 10</u>

4.   Please revise your disclosure of your other-than-temporary credit-related impairments to include the significant inputs, including the value of these inputs, used to measure the amount of your credit losses. Please see paragraph 42 of FSP FAS 115-2 and FAS 124-2.

<u>5. Derivative Instruments, page 12</u>

5.   Please revise your disclosure to describe the methodology you use to fair value the "to-be-announced mortgage-backed securities" (TBA MBS) given that the underlying pools of mortgages are not known.

* * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Joan H. Dillard
Allied World Assurance Company Holdings, Ltd.
August 21, 2009
Page 4

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant